December 12, 2005


Mr. David H. Brett
President and Chief Executive Officer
Cusac Gold Mines Ltd.
911-470 Granville Street
Vancouver, B.C. V6C 1V5

	Re:	Cusac Gold Mines Ltd.
		Form 20-F for the Fiscal Year Ended December 31, 2004
Filed July 14, 2005
Response letter dated November 7, 2005
		File No. 000-13548


Dear Mr. Brett:

      We have reviewed your response letter and filings and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

2. We believe it will be necessary to revise your Form 20-F to include all of the proposed disclosure revisions that you provided in your letter dated November 7, 2005, and any additional disclosures necessary to comply with the comments below.

Consolidated Statements of Cash Flows, page 6

3. In response to prior comment 4, you propose revising the Financing activities portion of the Statements of Cash Flows to increase the amounts previously reported for Share capital and subscriptions received, net; and to add a separate line item labeled as Proceeds from flow-through shares, net of future income tax recovery, offsetting the increases noted above for 2003 and 2002, but exceeding such increase for 2004, with the result of changing your reported financing cash flow for 2004. It would be helpful to further revise your table to separately present the cash proceeds from flow-through shares issued and warrants and options exercised. In addition, disclose the reasons you believe cash received from the issuance of flow through shares should be presented net of income tax recovery, so it is clear how this future activity impacts cash proceeds currently. Please include error correction disclosures to address the change in financing cash flows.

4. In the table presenting transactions that did not result in cash flows at the bottom of the Statements of Cash Flows, you include an item identified as Issuance of flow-through shares. Expand your disclosure to explain how the activity associated with these amounts differs from that associated with the amount of cash received from issuance of flow-through shares presented as an investing activity in your Statements of Cash Flows.

Note 4 - Resource Properties, page 14

5. In your response to comment 8, you advised of some measures utilized in your impairment analyses related to your Table Mountain
Gold Mine for 2004 and 2003, while stating that the analysis conducted in 2004 was "fairly similar" to the analysis performed in
2001 - 2003. However, we were anticipating the detailed calculations that you performed in arriving at the estimated fair value of assets, including a discussion of the various assumptions that you have made with regard to the inputs. We expect that your analyses would need to address the current status of the mine, production capacity, any capital improvements or further development required, and the propriety of the costs and prices assumed. We will continue our review of your impairment testing once we have received the balance of your reply. Please contact us by telephone if you require further assistance or clarification.






Engineering Comments

Planned Work Program, page 25

6. The fourth paragraph describes the results of the Pre-feasibility study. The ore reserves are stated as contained ounces and this estimate may be confused with estimated production & revenue. This possibility is demonstrated within the last bullet point, where the amortization costs are calculated based on the contained ounces. Please restate the contained ounces as recovered ounces, state clearly estimated metallurgical recoveries, and recalculate the amortization.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact George K. Schuler, Mining Engineer, at (202) 551-
3718
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director

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Mr. David H. Brett
Cusac Gold Mines Ltd.
December 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010